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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                             ----------------

                              SCHEDULE 14D-1
                             (Amendment No. 1)

            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                  OF THE SECURITIES EXCHANGE ACT OF 1934


                             ----------------


                            TRIMAS CORPORATION

                      (Exact name of Subject Company)

                              MASCOTECH, INC.
                        MASCOTECH ACQUISITION, INC.

                                 (Bidders)

                             ----------------

                       Common Stock, $.01 Par Value
                      (Title of Class of Securities)

                             ----------------

                                 896215100
                   (CUSIP Number of Class of Securities)

                             ----------------

                           David B. Liner, Esq.
                              MascoTech, Inc.
                            21001 Van Born Road
                          Taylor, Michigan 48180
                              (313) 274-7405
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                             ----------------

                              With Copies to:

  David W. Ferguson, Esq.                 Jerome M. Schwartz, Esq.
   Davis Polk & Wardwell        Dickinson, Wright, Moon, Van Dusen & Freeman
   450 Lexington Avenue               500 Woodward Avenue, Suite 4000
 New York, New York 10017                 Detroit, Michigan 48226
      (212) 450-4000                           (313) 223-3628






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               This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed on December 17, 1997 by MascoTech, Inc., a Delaware corporation ("Parent"), and MascoTech Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, $.01 par value per share, of TriMas Corporation, a Delaware corporation, at a price of $34.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1997 and in the related Letter of Transmittal.

               All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-1.

               The item of the Schedule 14D-1 set forth below is hereby amended by adding the following:




Item 11. Material to be Filed as Exhibits.

           (g)(3) Complaint filed in Charter Capital Corp. v. Manoogian et al. (Court of Chancery in the State of Delaware in and for New Castle County, filed December 11, 1997).

           (g)(4) Complaint filed in Caruso v. TriMas Corporation et al. (Court of Chancery of the State of Delaware in and for New Castle County, filed December 11, 1997).

           (g)(5) Complaint filed in Barsky v. TriMas Corporation et al. (Court of Chancery of the State of Delaware in and for New Castle County, filed December 11, 1997).










                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.




December 22, 1997           MASCOTECH, INC.


                            By: /s/ David B. Liner
                            ----------------------------------------------
                            Name:  David B. Liner
                            Title: Vice President and Corporate Counsel


                            MASCOTECH ACQUISITION, INC.


                            By: /s/ David B. Liner
                            ----------------------------------------------
                            Name:  David B. Liner
                            Title: Secretary

                               EXHIBIT INDEX


Exhibit No.
-----------
  (g)(3) Complaint filed in Charter Capital Corp. v. Manoogian et al. (Court of Chancery in the State of Delaware in and for New Castle County, filed December 11, 1997).

  (g)(4) Complaint filed in Caruso v. TriMas Corporation et al. (Court of Chancery of the State of Delaware in and for New Castle County, filed December 11, 1997).

  (g)(5) Complaint filed in Barsky v. TriMas Corporation et al. (Court of Chancery of the State of Delaware in and for New Castle County, filed December 11, 1997).